[Janus Capital Letterhead]

October 26, 2018

VIA EDGAR

Deborah O’Neal

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:	JANUS INVESTMENT FUND (the “Registrant”)

1933 Act File No. 002-34393

1940 Act File No. 811-01879

Post-Effective Amendment No. 278

Dear Ms. O’Neal:

On behalf of the Registrant and Janus Henderson Value Plus Income Fund (the “Fund”), this letter is to respond to your comments made by telephone on October 1, 2018 and October 23, 2018 with respect to the Registrant’s Post-Effective Amendment No. 278 filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on August 13, 2018. The staff of the Securities and Exchange Commission’s (the “Staff”) comments, as we understand them, and the Registrant’s responses, are as follows:

1.	Staff Comment: The Staff requested completed fee tables, expense examples, and performance tables for the Fund at least a week before the effective date of the registration statement.

Response: The Registrant provided completed fee tables, expense examples, and performance tables in Appendix A to the letter filed on October 22, 2018 for the Fund.

2.

Staff Comment: The Staff inquired whether the Fund is subject to expense recoupment as a result of any previously waived fees reimbursed by Janus Capital. To the extent the Fund is subject to expense recoupment, the Staff asked the Registrant to include the terms of the expense recoupment in a footnote to the fee table for the Fund.

Response: The Registrant confirms that Janus Capital does not have the ability to recoup expenses as a result of any previously waived fees for the Fund.

3.

Staff Comment: The Staff noted that the Fund pursues its investment objective by normally investing 50-60% of its assets in fixed-income securities and asked the Registrant to consider adding disclosure to the Prospectuses regarding the Fund’s methodology for determining what percentage of assets to allocate to such investments.

Response: The Registrant believes that the following disclosure in the Principal Investment Strategies section of the Fund’s Prospectuses addresses the Staff’s comment:

The Fund may periodically adjust its mix of equity and fixed-income investments in response to changing economic and market conditions, including outside the range of 50-60% of its assets in fixed-income securities.

4.	Staff Comment: The Staff asked the Registrant whether there are any criteria or limits with respect to the credit quality of the asset-backed securities in which the Fund may invest.

Response: The Registrant notes that, as disclosed in the Prospectuses, the Fund may invest up to 65% of the fixed-income portion of its assets in below investment grade securities, which may include high-yield/high-risk asset-backed securities. The Registrant notes that it supplementally discussed the Fund’s investments in high-yield/high-risk asset-backed securities with the Staff on October 17, 2018 and the Staff noted that it did not have further comments on the disclosure in the Fund’s Prospectuses regarding such investments.

5.

Staff Comment: The Staff acknowledged the Registrant’s response to Comment 4 and asked the Registrant to provide further detail regarding its discussion with the Staff on October 17, 2018 regarding the Fund’s investments in high-yield/high-risk asset-backed securities.

Response: The Registrant notes that it reviewed the Fund’s current exposure to high-yield/high-risk asset-backed securities with the Staff on October 17, 2018. The Staff acknowledged that it did not have further comments on the disclosure in the Fund’s Prospectuses regarding high-yield/high-risk asset-backed securities since the Fund’s current exposure to such investments did not exceed 15%. The Registrant notes that, as of June 30, 2018, the Fund did not have exposure to high-yield/high-risk asset-backed securities.

6.	Staff Comment: To the extent the Fund sells protection on credit default swaps (“CDS”), confirm that it will maintain asset coverage equal to the full notional value of such CDS.

Response: The Registrant notes that to extent the Fund sells protection on CDS, the Registrant confirms that it will “cover” such positions or identify on its books liquid assets or cash in an amount equal to the full notional value of such CDS while the positions are open, subject to future regulatory developments that would permit a different approach.

7.

Staff Comment: The Staff asked the Registrant to consider revising the derivatives risk factor in the Principal Investment Risks section of the Fund’s Prospectuses to include additional detail regarding the types of derivatives in which the Fund may invest.

Response: The Registrant believes that the derivatives risk factor in the Principal Investment Risks section of the Fund’s Prospectuses addresses the risks of investing in various types of derivatives as required by Item 4(b) of Form N-1A. The Registrant notes that the Additional information about the Fund – Risks of the Fund section of the Prospectuses include risk information specifically concerning particular types of derivatives, as required by Item 9(c) of Form N-1A.

8.

Staff Comment: The Staff requested that the Registrant reflect in writing all comments and responses, provide such comments and responses in an EDGAR Correspondence filing approximately one week in advance of the effective date of the Fund’s registration statement.

Response: The Registrant acknowledges the comment and confirms that it has complied.

Please call me at (303) 394-7310 with any questions or comments.

Respectfully,

/s/ Mary Clarke-Pearson

Mary Clarke-Pearson, Esq.
Legal Counsel

Enclosure (via EDGAR only)

cc:	Kathryn Santoro, Esq.

Thea Kelley

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